Filed by Cerberus Telecom Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Cerberus Telecom Acquisition Corp.

Commission File No. 001-39647

KORE Named as a Leader in 2021 Magic Quadrant for Managed IoT Connectivity Services

Recognized for Completeness of Vision and Ability to Execute

ATLANTA – March 30, 2021 – KORE, a global leader in Internet of Things (“IoT”) solutions and worldwide Connectivity-as-a-Service (“CaaS”), today announced that it has been named by Gartner as a Leader in the Magic Quadrant for Managed IoT Connectivity Services, further advancing its position as a visionary for IoT. The evaluation was based on specific criteria that analyzed the company’s overall completeness of vision and ability to execute.

“For the second year in a row, KORE is honored to be recognized as the only independent service provider in the Leader’s Quadrant,” said KORE President and CEO, Romil Bahl. “KORE is here to help customers overcome IoT adoption challenges by simplifying the myriad complexities, and hence help them effectively deploy, manage, and scale their IoT solutions for an accelerated return on investment.”

In the face of a global pandemic, 2020 was a year of growth for KORE despite the current headwinds of network sunsets in the US, which bodes well for future growth prospects as the migration to LTE is completed, and with 5G on the horizon. KORE has invested significantly in its IoT platform and also its eSIM and Core Network technology stacks, which combine to position KORE as a leader in the adoption of eUICC technology, the next generation of IoT connectivity. With secure network architecture, IoT-optimized rate plans, and a unified, powerful connectivity management platform, KORE makes it simple to deploy complex, global IoT solutions.

KORE also offers end-to-end IoT solutions with globally compliant services to manage the full lifecycle of IoT deployments. With facilities across the globe, KORE is able to deploy regulatory compliant services on 4 continents. Registrations include HIPAA, FDA, ISO 13485 and 9001, as well as MDD/MDR CE 0086 and WEEE compliance in Europe.

KORE recently announced that it has entered into a definitive merger agreement with Cerberus Telecom Acquisition Corp. (NYSE: CTAC.U, CTAC, CTAC WS), a special purpose acquisition company affiliated with Cerberus Capital Management, L.P. Upon completion of the transaction, which is expected in mid-2021, the combined company expects to be listed on the New York Stock Exchange under the ticker symbol KORE. To read more about the previous announcement, click here.

Magic Quadrant reports are a culmination of rigorous, fact-based research in specific markets, providing a wide-angle view of the relative positions of the providers in markets where growth is high and provider differentiation is distinct. Providers are positioned into four quadrants: Leaders, Challengers, Visionaries and Niche Players. The research enables you to get the most from market analysis in alignment with your unique business and technology needs.

View a complimentary copy of the Magic Quadrant report to learn more about KORE, among other provider offerings, on our website.

Additional resources

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Gartner disclaimer

Gartner does not endorse any vendor, product or service depicted in our research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About KORE

KORE Wireless Group (“KORE”) is a pioneer, leader, and trusted advisor delivering transformative business performance. KORE empowers organizations of all sizes to improve operational and business results by simplifying the complexity of IoT. KORE has deep IoT knowledge and experience, global reach, purpose-built solutions, and deployment agility to accelerate and materially impact customers’ business outcomes. For more information, visit www.korewireless.com.

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Media Contact:

Alisa Moloney

amoloney@korewireless.com

678.367.0658

Investor Relations Contact:

investors@korewireless.com

Important Information and Where to Find It

This press release references proposed merger transaction announced previously involving Cerberus Telecom Acquisition Corp. and KORE. CTAC and Pubco intend to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of CTAC and a prospectus of Pubco, and CTAC will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of CTAC, seeking required stockholder approval. Before making any voting or investment decision, investors and security holders of CTAC are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by CTAC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by CTAC with the SEC may be obtained free of charge from CTAC’s website at www.cerberusacquisition.com or upon written request to Cerberus Telecom Acquisition Corp., 875 Third Avenue, New York, NY 10022.

This press release, similar to the previous announcement, does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

CTAC, KORE and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CTAC, in favor of the approval of the merger. Information regarding CTAC’s and KORE’s directors and executive officers and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described above.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations. These statements are based on various assumptions and on the current expectations of KORE’s management. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of KORE. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the potential effects of COVID-19; risks related to the rollout of KORE’s business and the timing of expected business milestones; changes in the assumptions underlying KORE’s expectations regarding its future business; the effects of competition on KORE’s future business; and the outcome of judicial proceedings to which KORE is, or may become, a party. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that KORE presently does not know or that KORE currently believes are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-

looking statements reflect KORE’s expectations, plans or forecasts of future events and views as of the date of this press release. KORE anticipates that subsequent events and developments will cause these assessments to change. However, while KORE may elect to update these forward-looking statements at some point in the future, KORE specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing KORE’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

1 Source: Gartner, “Magic Quadrant for Managed IoT Connectivity Services, Worldwide,” Pablo Arriandiaga, Eric Goodness, Leif-Olof Wallin, Jonathan Davenport, 24 March 2021.